UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 3)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Private Placement

On August 29, 2023, Alarum Technologies Ltd. (the “Company”) entered into private placement agreements for the issuance, in a private placement, of an aggregate of 187,225 units (the “Unit”), at a purchase price of $22.70 per Unit. Each Unit consists of ten non-registered American Depository Shares (the “ADSs”), for a price of $2.27 for each ADS, and one non-registered and non-tradeable warrant, each exercisable into three ADSs of the Company (the “Warrant ADSs”) for $2.72 per ADS. The warrants have a term of two and a half years from the issuance date. The closing of the offering is expected to occur on or about September 15, 2023, subject to the satisfaction of customary closing conditions.

The offering is expected to result in gross proceeds to the Company of $4.25 million. The Company intends to use the net proceeds from the offering to support and strengthen its balance sheet, as well as for other corporate purposes. The Company’s chairman of the board of directors (the “Chairman”), its chief executive officer (the “CEO”) and its chief financial officer (the “CFO”), are investing an aggregate of more than $1.0 million in the private placement. The Chairman and CEO are using, in part, funds loaned to them in a non-recourse loan, by the rest of the investors in the Private Placement, other than the CFO. The Chairman’s and CEO’s loans are secured by the ADSs they already own and the ADSs they purchased in the Private Placement.

The Company also entered into a finder agreement, dated August 30, 2023, with finders in the private placement (the “Finders”). The Company agreed to pay the Finders an aggregated cash placement fee equal to 5.0% of all funds invested by investors in the private placement and issue Finders a warrant to purchase 9,361 ADSs of the Company, at an exercise price of $2.27 per ADS for a period of two and a half years. The Finders’ warrant, with the exception of the exercise price and transferability, have substantially similar terms to the warrants in the private placement.

On August 30, 2023, the Company issued a press release titled, “Alarum Announces $4.25 Million private placement Financing; Senior Management to Participate with More Than $1 million”, a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

The Units (including the ADSs, the warrants and the Warrant ADSs together, the “Securities”) were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 903 of Regulation S promulgated thereunder. The Securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Securities.

The foregoing summaries of the private placement agreements and the warrants do not purport to be complete and are qualified in their entirety by reference to form of private placement agreements and the form of warrant, which are attached as Exhibits 10.1 and 4.1, respectively, to this Form 6-K and are incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Document
4.1	Form of Warrant.
10.1	Form of Private Placement Agreement, dated August 29, 2023, by and between the Company and the investors named therein.
99.1	Press release issued by the Company on August 30, 2023, titled “Alarum Announces $4.25 Million Private Placement Financing; Senior Management to Participate with More Than $1 million.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd.
(Registrant)

Date: August 30, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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